The Board of Directors
Peoples First Corporation:

We consent to incorporation by reference in the Registration Statements No. 33-28301 on Form S-3 and No. 33-28304 on Form S-8 of Peoples First Corporation of our report dated January 23, 1998, relating to the consolidated balance sheets of Peoples First Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stock-holders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997, which report appears in the December 31, 1997 annual report on Form 10-K of Peoples First Corporation.


/s/ KPMG Peat Marwick LLP

St. Louis, Missouri
March 11, 1998